FORUM NATIONAL INVESTMENTS LTD.

NEWS RELEASE

Forum Announces Expected Delay in Filing Annual Financial Statements

February 3, 2010 – Forum National Investments Ltd. (OTCBB: FMNLF)("Forum" or the "Company") announces that it will be filing its audited financial statements, management's discussion and analysis, annual information form and related CEO and CFO certifications for the year ended September 30, 2009 (the "Annual Filings") late. The Company is working with our auditors to resolve all outstanding issues as expeditiously as possible. As a result we are not able to determine the impact of these issues on our financial statements for the year ended September 30, 2009 by the filing deadline, and accordingly, our auditors, BDO Canada LLP, are also not able to complete their audit of the September 30, 2009 audited financial statements by the filing deadline. Forum anticipates that the Annual Filings will be filed prior to March 31, 2010.

On Behalf of the Board,

Martin Tutschek, Chief Financial Officer